January 16, 2025

Morgan R. Brown
Chief Financial Officer
Clene Inc.
6550 South Millrock Drive, Suite G50
Salt Lake City, UT 84121

       Re: Clene Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 13, 2024
           File No. 001-39834
Dear Morgan R. Brown:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences